UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-36059

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Registrant)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, Mexico City 01210

+(52) 55-5261-6400

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

CONTENTS

Results of Extraordinary General Shareholders’ Meeting

On March 25, 2026, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS) (“Volaris” or the “Company”) held an extraordinary general shareholders’ meeting (the “Extraordinary Meeting”) to consider certain resolutions, including resolutions related to its proposed business combination with Grupo Viva Aerobus, S.A. de C.V. (“VIVA”) (the “Proposed Transaction”).

All of the resolutions submitted to the Company’s shareholders during the Extraordinary Meeting were approved by approximately 91.8% of the shares representing the Company’s capital stock. Certain resolutions approved at the Extraordinary Meeting became effective immediately, while other resolutions relating to the Proposed Transaction are subject to the consummation thereof.

Among other things, upon becoming effective at the consummation of the Proposed Transaction, these resolutions:

•

ratified the business combination agreement relating to the Proposed Transaction, originally entered into between the Company and VIVA on December 18, 2025, and authorized the consummation of the Proposed Transaction;

•

approved the issuance of new shares to VIVA shareholders and into treasury representing an aggregate 50% of the Company's capital stock on a fully diluted, post-merger basis, in connection with the Proposed Transaction;

•	approved certain amendments to the Company’s by-laws to reflect the terms of the Proposed Transaction;
•	authorized the appointment of the following officers of the combined Company:
	o	Enrique Javier Beltranena Mejicano and Juan Carlos Zuazua Cosío as Co-Chief Executive Officers of the combined Company;
	o	Lilia Violeta Pous Castro and José Alejandro de Iturbide Gutiérrez as Co-Secretaries and non-members of the Board of Directors of the combined Company; and
•

authorized the appointment of a 12-member Board of Directors, with each member to serve for a period of three years from the date the Proposed Transaction is consummated, comprising six members designated by Series A shareholders (including two independent members), three independent members designated by Series B-1 shareholders, and three independent members designated by Series B-2 shareholders, as follows:

	o	Roberto Lázaro Alcántara Rojas as Chairman and member of the Board of Directors, designated by Series A shareholders;
o

each of José Carmen Arturo Alcántara Rojas, Jorge Gerardo Cervantes Huitrón, José Arturo Pinto Aguilar, María Teresa Yvonne Ochoa Rosellini, and Eduardo Francisco Solórzano Morales as a member of the Board of Directors, designated by Series A shareholders;

	o	each of Brian H. Franke, Andrew Broderick and Mónica Aspe Bernal as a member of the Board of Directors, designated by Series B-1 shareholders; and
	o	each of Marco Andrés Baldocchi Kriete, Rodrigo Antonio Escobar Nottebohm and José Luis Fernández Fernández as a member of the Board of Directors, designated by Series B-2 shareholders.

Effective as of the first anniversary of the consummation of the Proposed Transaction, the Board of Directors is expected to expand to 13 members with the addition of José Alfredo Ruiz Pérez as a member designated by Series A shareholders.

The Proposed Transaction remains subject to customary closing conditions, including receipt of applicable regulatory approvals.

During the Extraordinary Meeting, the shareholders also approved certain administrative and ministerial items not contingent upon the consummation of the Proposed Transaction, including to modernize certain by-laws items.

On March 26, 2026, the Company issued a press release announcing the results of the Extraordinary Meeting, titled “Volaris announces shareholder resolutions adopted during Extraordinary General Shareholders’ Meeting”. A copy of this press release, which includes a courtesy English translation of a summary of the resolutions adopted at the Extraordinary Meeting, is attached to this Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Date: March 26, 2026	By: /s/ Enrique J. Beltranena Mejicano
Name: Enrique J. Beltranena Mejicano Title: Chief Executive Officer

By: /s/ Jaime E. Pous Fernández
Name: Jaime E. Pous Fernández Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release, dated March 26, 2026, titled “Volaris announces shareholder resolutions adopted during Extraordinary General Shareholders’ Meeting”.